RENEE M. HARDT ATTORNEY AT LAW +1 (312) 609 7616 rhardt@vedderprice.com	222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES

January 30, 2015

Ms. Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Touchstone Funds Group Trust (File Nos. 033-70958 and 811-08104) (the “Trust”)

Dear Ms. Dubey:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on January 27, 2015 regarding correspondence filed in response to comments on the post-effective amendment to the Trust’s registration statement on Form N-1A submitted on November 26, 2014 and filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended.

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

Prospectus — Global Comments

1.                                      In the “Fees and Expenses” section in each Fund Summary, please remove the “up to” language from the “Wire Redemption Fee” line of the fee table.  Alternatively, at a minimum, add disclosure to the “Investing with Touchstone” section regarding the fact that certain institutional shareholders who trade daily are not charged wire fees.

Response:                                        The requested disclosure has been added to the “Investing with Touchstone” section.

Prospectus — Touchstone Arbitrage Fund Summary

2.                                      In the “Fund Performance” section, please explain supplementally why the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index is an appropriate broad-based securities index for the Fund.

Response:                                        The Trust notes that the Fund’s investment objective states that it seeks to achieve positive absolute returns over the long-term regardless of market conditions.  Given the Fund’s objective of positive absolute returns over the long-term, the Trust believes that an index comprised of short-term Treasury Bills provides an appropriate basis against which investors can compare the Fund’s performance, given the lack of volatility correlated to market conditions, as well as the long-term capital appreciation characteristics associated with investments in U.S. government securities, such as 3-Month Treasury Bills.  The BofA Merrill Lynch 3-Month U.S. Treasury Bill Index, in particular, is appropriate because it is a well-known, widely published, industry-standard index.

Prospectus — Touchstone Emerging Markets Equity Fund Summary

3.                                      Under “Principal Investment Strategies,” please revise the third bullet point of the definition of an emerging market to be more specific.

Response:                                        The Trust believes that the current disclosure’s reference to “dependent on emerging market countries” specifically entails a high level of economic exposure to emerging markets and therefore respectfully declines to make any changes to the disclosure.

Prospectus — Touchstone Global Real Estate Fund Summary

4.                                      In the “Fund Performance” section, the S&P 500 Index should be included in the “Average Annual Total Returns” table as the primary index.

Response:                                        The S&P 500 has been included in the table and is referenced in the paragraph preceding the bar chart and table as well.

Prospectus — Touchstone International Fixed Income Fund Summary

5.                                      In the “Principal Investment Strategies” section, for purposes of the Fund’s 80% policy, please add disclosure regarding how the Fund determines that issuers are located outside of the U.S.  The Staff does not believe the location of the issuer’s parent company is necessarily representative of economic exposure.  Moreover, the Staff believes the analysis should take into account the primary countries to which an issuer’s economic fortunes and risks are exposed.

Response:                                        The disclosure has been further revised to read as follows:  Issuers located outside the United States generally are issuers whose parent companies are located outside of the U.S.  The Fund also takes into account the primary countries to which an issuer’s economic fortunes and risks are exposed.

The Trust notes that the other disclosure in the “Principal Investment Strategies” section discusses the sub-advisor’s approach to analyzing investment opportunities, including currency and country exposure.

6.                                      For purposes of the “Principal Investment Strategies” section, the Staff noted that, for the purposes of the Fund’s 80% investment policy, the Fund should value its investments in derivatives based on the market value of the derivatives, not on the notional amount of such derivatives since the 80% policy should be based on assets not exposure.

Response:                                        To the extent the Fund uses derivatives, the Fund values derivatives at their market price, or if no market price is available, at fair value according to generally accepted accounting principles, which typically would reflect net value, rather than notional value.  The Fund does not use the notional value of any such investments for purposes of calculating the total assets for purposes of compliance with its 80% policy.

Prospectus — Touchstone Total Return Bond Fund Summary

7.                                      Please revise the Fund’s investment goal to “seek total return” to be consistent with the Fund’s name.

Response:                                        The Trust notes that such a change would require Board approval, as well as 60 days’ prior notice to shareholders.  The Trust further notes that the current goal references both income and capital appreciation, which are the fundamental components of total return.  However, the Trust will consider whether it is appropriate to propose a change to the Board at a future meeting.

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Attached as Exhibit A to this letter is the “Tandy Letter” signed by an officer of the Trust.  If you have any further questions or comments, please contact me at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/lmf
cc:	Kevin L. Howard, Esq.
Jill T. McGruder
Deborah B. Eades, Esq.

EXHIBIT A

January 29, 2015

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Touchstone Funds Group Trust (File Nos. 033-70958 and 811-08104) (the “Trust”)

Dear Ms. Dubey:

In connection with the Trust’s response to certain oral comments received from the Commission staff on January 27, 2015, with respect to the Staff’s review of correspondence filed in response to comments on the post-effective amendment to the Trust’s registration statement on Form N-1A previously filed on November 26, 2014, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filing, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments with respect to the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Kevin L. Howard, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at (513) 361-6675.

Very truly yours,

/s/ Jill T. McGruder
Jill T. McGruder
President

Exhibit A - Page 1